SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                31 January, 2008


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 31 January, 2008 re: Total Voting Rights



                  Secretary's Department
                                                Direct line:     020-7356 1043
                  25 Gresham Street
                                                Network:        7-400 1043
                  London
                                                Switchboard:  020-7626 1500
                  EC2V 7HN
                                                Facsimile:       020-7356 1038

                                                Network Fax:  7-400 1038

                                                email:
                                                alastair.michie@lloydstsb.co.uk




The London Stock Exchange                           31st January, 2008

RNS

10 Paternoster Square

London EC4M 7LS



Dear Sirs


Lloyds TSB Group plc

Notification of voting rights and capital


In accordance with part 43 of the Companies Act 2006 and paragraph 5.6.1 (R) of the Financial Services Authority's disclosure and transparency rules, Lloyds TSB Group plc gives notice that since 31st December, 2007 its issued capital has increased by 436,495 ordinary shares of 25p each.


No shares are held in treasury.


Therefore, the total number of shares issued by Lloyds TSB Group plc with rights to vote which are exercisable in all circumstances at general meetings is 5,648,140,440 ordinary shares of 25p each, which includes shares represented by American Depositary Receipts.


That figure may be used by shareholders as the "denominator" for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, Lloyds TSB Group plc under the Financial Services Authority's disclosure and transparency rules.


Yours faithfully,




A.J. Michie
Secretary




Lloyds TSB Group plc is registered in Scotland no. 95000 Registered Office:
Henry Duncan House, 120 George Street, Edinburgh EH2 4LH.



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)


                                    By:       M D Oliver
                                    Name:     M D Oliver
                                    Title:    Director of Investor Relations


Date:   31 January, 2008